2300 - 1177 West Hastings Street Vancouver, BC, V6E 2K3 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR11-09	June 28, 2011

     Dorato Receives Additional Drill Results
for Cobrecon Copper-Gold Porphyry Target

Provides Notice to Shareholders Regarding
Delivery of Meeting Materials

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (OTCQX: DRIFF, TSX-V: DRI, Frankfurt: D05) announces receipt from Minera Afrodita of drill core assay results for holes CBC-05 and CBC-06 at the Cobrecon copper-gold porphyry target, in the Condor Copper-Gold District in northern Peru. Cobrecon is the northern of two large, parallel porphyry systems; the southern system, Cobrecon Sur, is yet to be drill-tested. Dorato has a right to acquire 100% of Minera Afrodita.

Drill Results

Both holes CBC-05 and CBC-06 were drilled near the southeast end of the surface geochemical anomaly (Figure 1). The most southerly of the holes (CBC-06) intersected 63.5 metres grading 0.25% copper and 0.2 g/t gold, also expressed as 0.37% copper equivalent. Results are pending for the east-directed pair of holes, CBC-07 and CBC-08, drilled from the same platforms.

Delivery of Meeting Material

The Company also reported today that due to the recent strike by the Canadian Union of Postal Workers which commenced on June 2, 2011, the Company has applied to the British Columbia Securities Commission seeking an exemption from mailing all required materials in respect of the 2011 Annual General Meeting of Shareholders (the “Meeting Materials”) scheduled to be held on July 12, 2011 (the “Meeting”) to its registered shareholders and to intermediaries for delivery to those beneficial owners who have requested materials for annual meetings.

As a result of the strike, the Company has filed the Meeting Materials including proxy-related materials on the Company’s SEDAR profile at www.sedar.com. Registered shareholders may either (i) fax an executed proxy to Computershare Investor Services Inc. (“Computershare”) at (866) 249-7775 (North America) or (416) 263-9524 (International), and fax cover sheets should include contact information for the shareholder, or (ii) call Computershare’s National Customer Contact Centre at (800) 564-6253 (North America) or (514) 982-7555 (International) to request a control number. Using the control number provided, the proxy can be filed online at www.investorvote.com. Beneficial shareholders must contact their broker for instructions.

Shareholders are encouraged to access the Meeting Materials on SEDAR. Alternatively, the Company will provide copies of the Meeting Materials to shareholders upon request and without charge.

Dorato Resources Inc.	2	June 28, 2011
NR11-09 Continued

Drill Results Details

Holes CBC-05 and CBC-06 were drilled in the southeast area of the anomaly. Both holes were collared on, and drilled outward from, the centre of an early, mineralized, northwest trending dacite porphyry dike. This dacite is closely associated with mineralization, together with the breccia which post-dates it and which hosts some of the best grades intersected to date. Hole CBC-06 intersected the highest-grade and most consistent mineralization to date, hosted within breccia, cross-cutting the dacite.

There is significant gold accompanying the copper (Table 1). Hole CBC-05 intersected significant low-grade copper mineralization over 185 metres within the dacite. Mineralization within both holes occurs as chalcopyrite, which is finely disseminated within dacite and coarsely disseminated within the matrix of the breccia. The better grades are associated with intense quartz stockwork and quartz-sericite alteration in the dacite, and potassic alteration within the breccia. Neither hole drilled out of the zone of quartz stockwork (hole CBC-05 ended in low-grade mineralization), and there is potential for more mineralization to the west.

Table 1: Cobrecon Norte Drill Intersections.

Hole	From(m)	To(m)	Interval	Copper %	Moly (ppm)	Gold g/t	Copper Equivalent* %
CBC-05	85.5	270.5	185.0	0.1154	16.3	0.023	0.1299
and	344	361.5	36.15	0.1259	25.6	0.078	0.1751

CBC-06	8.92	122.0	113.08	0.1786	12.0	0.135	0.2630
including	21.7	85.5	63.8	0.2454	16.9	0.196	0.3679

*calculation for copper equivalent assumes $1500/oz gold and $3.50/lb copper

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc.'s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Dorato Resources Inc.	3	June 28, 2011
NR11-09 Continued

Qualified Person

John Drobe, P.Geo., Dorato’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release. Mr. Drobe is not independent of the Company as he is an officer and a shareholder.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times. Dorato, through a series of option agreements has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district. Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of
DORATO RESOURCES INC.

(signed) “Keith Henderson”
President & CEO
For further information please contact:

Steve Stakiw, Manager – Corporate Communications
Michael Pound, Manager – Investor Relations
Email: info@doratoresources.com
Phone: 604-638-5817

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supremem decree from Peruvian authorities and other risks and uncertainties disclosed in the Company’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Company’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the latest technical report filed with respect to the Livengood Property.

Dorato Resources Inc.	4	June 28, 2011
NR11-09 Continued

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

N
Geology Legend
pre-mineral breccia
massive magnetite and gossan
hornblende porphyry, post-mineralization
quartz-feldspar porphyry, pre-mineral
Zamora diorite, diabase; variably sheared
Zamora coarse granite
C2
CBC-10
CAMP
228m of 0.16% Cu
84m of 0.12% Cu
CBC-04
CBC-02
Section 45100N
62m of 0.12% Cu
100m of 0.16% Cu
CBC-01
Section 44800N
CBC-03
165m of 0.12% Cu
84m of 0.16% Cu
Drill Holes
finished
in progress
planned
helipad
CBC-09
Rock Samples
Cu %
1 to 99
0.5 to 1
0.2 to 0.5
0.1 to 0.2
< 0.1
results pending
185m of 0.12% Cu
36m of 0.13% Cu
CBC-07
CBC-05
Soil Samples
Cu (ppm)
700 to 6,100
200 to 700
100 to 200
50 to 100
0 to 50
results pending
64m of 0.25% Cu, 0.20 g/t Au
Section 44000N
CBC-06
CBC-08
0 250 500
metres

Figure 1: Cobrecon Drill Results Map . Significant intersectio ns for holes CBC 06 . -05 and CBC-

Rock Samples Cu %
Soil Samples Cu (ppm)
CBC-07
CBC-05
772,000
772,100
772,200
772,300
772,400
772,500
772,600
772,700
772,800
1,200 mN
1,100 mN
1,000 mN
CBC-05
CBC-07
RESULTS PENDING
0.12% Cu over 185m
0.13% Cu over 36m
400m
306.5m
0
50
100
meters
Layered Rocks
Overburden (alluvium, talus, slides)
Mid to Late Jurassic
Sarayaquillo/Chapiza Formation
massive, semi-massive magnetite/gossan
quartz arenite, shale (mostly hornfels)
conglomerate
Intrusions
Late Jurassic
Phreatic breccia
Dacite porphyry, post-min.
Dacite porphyry, pre-min.
Mid-Late Jurassic
Zamora granodiorite, diorite, diabase
Zamora diabase (drill holes only)
Zamora coarse granite
Minera Afrodita
Cobrecon Project
Section 44300N

Figure 2. Cobrecon Cross Section 44300N, showing holes CBC-05 and CBC-07 (results pending).

CBC-06
CBC-08
772,200
772,300
772,400
772,500
772,600
772,700
772,800
Rock Samples
Cu %
Soil Samples
Cu (ppm)
CBC-06
CBC-08
RESULTS PENDING
1,100mN
1,000mN
900 mN
0.25% Cu, 0.20g/t Au
over 64m
202.5m
342.45m
Layered Rocks
Overburden (alluvium, talus, slides)
Mid to Late Jurassic
Sarayaquillo/Chapiza Formation
massive, semi-massive magnetite/gossan
cuartz arenite, shale (mostly hornfels)
conglomerate
Intrusions
Late Jurassic
Phreatic breccia
Dacite porphyry, post-min.
Dacite porphyry, pre-min.
Mid-Late Jurassic
Zamora granodiorite, diorite, diabase
Zamora diabase (drill holes only)
Zamora coarse granite
0
50
100
meters
Minera Afrodita
Cobrecon Project
Section 44000N

Figure 3. Cobrecon Cross Section 44000N, showing holes CBC-06 and CBC-08 (results pending).